FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated November 8, 2010 regarding commencement of tender offer by subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date November 15, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Notice Regarding Commencement of Tender Offer by Subsidiary

Tokyo, November 8, 2010 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501; “Hitachi”) today announced that Hitachi Medical Corporation (TSE:6910), a subsidiary of Hitachi, has determined to commence a tender offer for shares of Aloka Co., Ltd. (TSE:7704) at its Board of Directors meeting held today as attached.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

[Translation]

Attached

November 8, 2010

To our shareholders:

Company:	Hitachi Medical Corporation
Representative:	Kazuyoshi Miki, President and Director
(Code 6910; First Section of Tokyo Stock Exchange)
Inquiries to:	Norifumi Katsukura, Vice President and Executive Officer and General Manager
(Tel: (03) 3526-8880)

Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.

Hitachi Medical Corporation (the “Tender Offeror” or the “Company”) hereby gives notice that at a meeting of its board of directors held on November 8, 2010 a resolution was passed as follows to acquire shares of Aloka Co., Ltd. (Code 7704; Tokyo Stock Exchange, the “Target”) through a tender offer (the “Tender Offer”).

1. Purpose of the Acquisition, Etc.

(1) Description of the Tender Offer

As of the date of this Notification, the Company holds 3,500,000 shares of the Target (the ratio of the number of shares held by the Company to the total number of issued shares of the Target as of the date of this Notification (28,350,400 shares) is 12.35% (rounded to the second decimal place)), and the Company has decided to purchase all of the issued shares of the Target (other than the shares of the Target already held by the Company and the treasury shares of the Target) through the Tender Offer for the purpose of making the Target its wholly-owned subsidiary. No maximum or minimum number of shares to be purchased has been set in the Tender Offer.

[Translation]

The Company executed Share Tender Agreements dated November 8, 2010 with each of Nisshinbo Holdings Inc. (which holds 5,120,000 shares, which is 18.06% (rounded to the second decimal place) of the total number of issued shares of the Target as of the date of this Notification (28,350,400 shares)), Japan Radio Co., Ltd. (which holds 2,000,000 shares, which is 7.05% (rounded to the second decimal place) of the total number of issued shares of the Target as of the date of this Notification (28,350,400 shares)), and New Japan Radio Co., Ltd. (which holds 1,800,000 shares, which is 6.35% (rounded to the second decimal place) of the total number of issued shares of the Target as of the date of this Notification (28,350,400 shares)), each of which are major shareholders of the Target, and each of Nisshinbo Holdings Inc., Japan Radio Co., Ltd., and New Japan Radio Co., Ltd. has agreed to tender all of the shares of the Target that it holds in the Tender Offer.

Further, according to the “Notice of Tender Offer of the Shares of the Company being Conducted by Hitachi Medical Corporation and Announcement of Opinion Recommending the Shareholders to Tender Their Shares” (the “Target Press Release”) released by the Target on November 8, 2010, at the meeting of the board of directors of the Target held on November 8, 2010, the Target determined that the Tender Offer would contribute to the improvement of the corporate value and provide all of the shareholders of the Target with an opportunity to sell the shares of the Target at a reasonable price and passed a resolution to express an opinion in support of the Tender Offer and recommend that the shareholders of the Target tender in the Tender Offer the shares of the Target they hold. Because Mr. Takashi Iwashita, who is an outside director of the Target, also serves as a director of Nisshinbo Holdings Inc., which is a shareholder of the Target, from the perspective of avoiding any suspicion of a conflict of interest, he has not taken part in any deliberations or resolutions with respect to the Tender Offer. Further, because Mr. Yorihisa Suwa, Mr. Kazuo Hirata, and Mr. Tsugio Furuhata, each of whom are outside company auditors of the Target, also respectively serve as directors of Japan Radio Co., Ltd., New Japan Radio Co., Ltd., and Ueda Japan Radio Co, Ltd., the majority of whose voting rights are held by Nisshinbo Holdings Inc., each of which are shareholders of the Target, from the perspective of avoiding any suspicion of a conflict of interest, they did not attend any meeting of the board of directors that deliberated on issues relating to the Tender Offer.

[Translation]

Also, according to the Target Press Release, when the Target conducted deliberations and made a decision at the meeting of its board of directors, South Toranomon Law Offices was appointed as a legal advisor who is independent from the Company and the Target, and that law office provided legal advice to the board of directors of the Target on matters such as the method and process of the decision making of the board of directors including procedures for the Tender Offer.

(2) Decision-Making Process leading to the Decision to Conduct the Tender Offer and Management Policy after the Tender Offer

The Company was established in 1949 and has grown as a medical equipment manufacturer that engages in the entire process of manufacturing medical equipment from research and development, design, manufacture, and sales to maintenance services comprised mainly of diagnostic ultrasound devices, MR imaging devices, diagnostic x-ray devices, and x-ray CT devices.

As a company in the health care field of the Hitachi Group (the “Hitachi Group”), which is centered on Hitachi, Ltd. (“Hitachi, Ltd.”), which is the Company’s parent company, the Company has coordinated with Hitachi, Ltd. and other companies in the Hitachi Group and has promoted its business in the health care field. As the business policy of the Hitachi Group, Hitachi, Ltd. focuses on social innovation projects through industry, transportation, and urban development systems, information and telecommunication systems, electronic systems, and materials and key devices that support those systems. The health care business being promoted by the Company is one of those social innovation projects being promoted by the Hitachi Group that is being focused and strengthened.

The medium-term business plan of the Company formulated in 2010 states that the Company will “promote its medical business as a social innovation project” and will specifically, and primarily, focus on “promoting reform of the Company’s business structure through the development of a ‘new business model’” that incorporates hardware, software, applications, designs, services, and medical information systems. Secondly, the Company will focus on “promoting a business strategy that addresses both ends of the medical industry” in which the development, manufacture, and sale of high-performance, advanced equipment is geared towards developed countries while the development, manufacture, and sale of low-cost, popular equipment is geared towards developing countries.

[Translation]

Meanwhile, the Target was established in 1950 when it was spun off from the medical equipment department of Japan Radio Co., Ltd. for the purpose of manufacturing and selling medical equipment. The Target developed products such as the world’s first diagnostic ultrasound device in 1960, and has grown as a medical equipment manufacturer that engages in the entire process of manufacturing medical equipment from research and development, design, manufacture, and sales to maintenance services comprised mainly of diagnostic ultrasound devices and medical analysis devices.

The diagnostic ultrasound device business plan in the medium-term business plan of the Target formulated in 2010 states that for developed markets, the Target will focus on the development of next-generation ultrasound diagnostic devices and the development of high-performance, special-purpose probes, and for emerging markets, the Target will focus on product development that meets the needs of local markets, increasing cost competitiveness by promoting overseas local production, and improving and reviewing sales channels in line with regional characteristics.

Even in the 21st century, the global medical equipment industry is seeing steady growth and it is expected to continue to expand in the future. Therefore, in recent years, overseas competitors of the Company that are global general medical equipment manufacturers have rapidly expanded their operations through mergers and acquisitions, and competition among companies is extremely intense, and other manufacturers, including the Company and the Target, have found themselves in an increasingly difficult environment.

The Company is a general medical equipment manufacturer that has a diagnostic ultrasound device business, an MR imaging device business, a diagnostic x-ray device business, an x-ray CT device business, and a medical information system business, and the Company has strengthened its ties with each Hitachi Group company including each laboratory of Hitachi, Ltd., and is working to fundamentally enhance its development system. Specifically, in April 2008, each laboratory of Hitachi, Ltd. and the development team of the Company established a “Medical System Development Center,” and have promoted the development of next-generation products in diagnostic ultrasound devices, MR imaging devices, x-ray CT devices, and medical information systems. In just two years since the establishment of that development center, it has created competitive products such as high-field MR imaging devices, medium to advanced and popular diagnostic ultrasound devices, the world’s first semiconductor technology for mammary probes, and 64-slice x-ray CT devices.

[Translation]

Given these trends in the global medical equipment industry, the Company and the Target executed a business alliance and capital alliance agreement in April 2006. In the business alliance, the companies reciprocally provided diagnostic ultrasound device probes and conducted joint development and reciprocally provided technology for next-generation diagnostic ultrasound devices, and in the capital alliance, the Target disposed of 3.5 million of its own shares, and the Company purchased those shares.

During the four years since the establishment of that business alliance, the companies have been able to steadily achieve results such as shorter development periods, reduced development costs, and the reciprocal provision of parts and functions including the provision of application software with special features.

In light of the results of that business alliance, in around April 2010, the Company and the Target had numerous discussions and deliberations on measures for the purpose of further increasing the corporate value of both companies. As a result, the Company and the Target came to a conclusion that conducting a merger and acquisition in which the Target would become the wholly-owned subsidiary of the Company and managing both companies as a single entity would be extremely beneficial to achieving synergy between the diagnostic ultrasound device businesses of both companies and the other businesses of the Target and increasing the corporate value of the Company and the Target.

Specifically, the following measures are being considered.

(i)	Although the diagnostic ultrasound device business is an area where technological innovation will proceed at an increasing pace and competition in technological development will become more fierce, we believe that it will be possible to increase and accelerate the development capability of both companies and develop competitive products by reciprocally utilizing the superior technologies owned by each company and by putting in place a flexible development system including an alliance with research laboratories of Hitachi, Ltd.

[Translation]

(ii)	For imaging diagnostic devices, it will be necessary to respond to both ends of the market by developing, manufacturing, and selling high-performance, advanced imaging diagnostic devices for developed countries and developing, manufacturing, and selling low-cost, popular imaging diagnostic devices for developing countries. Up to this point, both companies have shortened their development periods and reduced their development costs through their alliance, so we believe that it will be possible to effectively concentrate the allocation of management resources to address those ends of the market and to further accelerate research and development.

(iii)	The product lineups of both companies are complementary and it is possible to enhance our products from advanced products to popular products, so we believe it will be possible to propose carefully-crafted solutions that are in line with our customer’s needs.

(iv)	We believe that by promoting the integration of the management of the two companies including marketing, manufacturing, and sales in emerging markets such as China, which is rapidly expanding, it will be possible to aim at expanding our market share and increasing our sales.

(v)	We believe that by utilizing the production bases and sales channels that each company has throughout the world in order to develop, manufacture, and sell low-cost, popular devices for developing countries, it will be possible to reduce investments and increase cost competitiveness and to aim at expanding our market share.

(vi)	We believe that by utilizing the worldwide sales channels of the Target, it will be possible to expect an increase in sales of MR imaging devices, diagnostic x-ray devices, x-ray CT devices, and other products of the Company.

(vii)	We would like to promote the strengthening of purchasing and fund raising capabilities.

[Translation]

By integrating the diagnostic ultrasound device businesses of the Company and the Target, the size of the business of the integrated company will be large enough to compete on a global level.

Further, given that the MR imaging device business of the Company is in some respects globally competitive as a leading technology in “open” and “permanent magnet” MRI systems, the integrated company will attempt to become one of the leading general medical equipment manufacturers in the world by combining the capabilities of both companies using the diagnostic ultrasound device business and the MR imaging device business as its vehicle.

Further, by making the Target its wholly-owned subsidiary, the Company will also benefit from the businesses of the Target other than the Target’s diagnostic ultrasound device business.

Specifically, we believe that by utilizing the research and development resources of Hitachi, Ltd. and each Hitachi Group company in other businesses of the Target such as its medical analysis device business and general-purpose analysis device business, it will be possible to not only increase sales through accelerated product development, the development of competitive products, and sales collaborations, but it will also be possible to provide optimal solutions that are more useful for our customers.

Hence, we believe that by strengthening the capital relationship between the Company and the Target, it will be possible to achieve total optimization in all of the businesses of the Target by integrating the management of those businesses with the businesses of the Company, to conduct research and development that either the Company or the Target would be able to solely conduct, and to make large and effective investments that will generate returns that exceed the allocation of management resources such as capital investments.

Also, even after the Target becomes a wholly-owned subsidiary of the Company, the business of the Target will be enhanced with an awareness of management that takes full advantage of the features of the business of the Target and the positive attributes of the management and corporate structure of the Target.

[Translation]

The Company and the Target executed a capital alliance agreement on November 8, 2010. In that agreement, the companies agreed that for a period of five years after the successful completion of the Tender Offer (i) a majority of the directors of the Target will be individuals with at least five years of working experience at the Target and (ii) the trade name of the Target will include the word “Aloka” ((i) above does not guarantee that those directors will be in a position of directors of the Target who participated in the resolution for the execution of that agreement, and none of those directors are a special interested person).

According to the “Notification regarding Surplus Dividends” released by the Target on November 8, 2010, the Target passed a resolution at the meeting of its board of directors held on that date for the non-payment of final dividends for the period ending March 2011 (April 1, 2010 until March 31, 2011) if the Tender Offer is successfully completed and the date on which the Target is subsequently made a wholly-owned subsidiary by the Company, which is expected to take place after that completion, is a date that is on or after April 1, 2011.

The Target passed the above resolution because if the date on which the Target is made a wholly-owned subsidiary by the Company is a date that is on or after April 1, 2011, and if the final dividends will be paid to shareholders that are registered as of the record date, March 31, 2011, it is possible there will be a difference in the economic impact on the shareholders that tendered their shares and the shareholders that did not tender their shares in the Tender Offer.

(3) Policy of Restructuring, Etc. after the Tender Offer (matters concerning so-called two-step acquisition)

As explained in “(1) Description of the Tender Offer” above, the Company intends to make the Target a wholly-owned subsidiary of the Company and plans on acquiring all of the issued shares of the Target (other than the shares of the Target already held by the Company) through the Tender Offer and the procedures following the Tender Offer.

[Translation]

If the Company is unable to acquire all of the issued shares of the Target (other than the treasury shares held by the Target) through the Tender Offer, after the Tender Offer, the Company will attempt to acquire all of the issued shares of the Target (other than the shares of the Target already held by the Company) by conducting a share exchange with the Target in which the Company becomes the sole parent company of the Target and the Target becomes a wholly-owned subsidiary of the Company (the “Share Exchange”). In the Share Exchange, the Company plans on exchanging funds as consideration for shares of the Target held by all of the shareholders of the Target other than the Company.

The amount per share of common stock of the Target to be delivered in the Share Exchange to all of the shareholders of the Target other than the Company will be determined upon consultation between the Company and the Target after the Tender Offer is completed with careful consideration of the interests of the shareholders of each of the Company and the Target, but that amount is expected to be the same as the Tender Offer Price per share of common stock of the Target in the Tender Offer.

If the Target holds any treasury stock, the Company plans on making a request to the Target prior to the Share Exchange asking the Target to cancel its treasury stock.

At the time of the Share Exchange, any shareholder of the Target may make a share purchase demand to the Target in accordance with procedures in the Companies Act and other related laws and ordinances.

The Company plans on conducting the Share Exchange without approval from a meeting of shareholders of the Company as a simplified share exchange as described in the main clause of Article 796, Paragraph 3 of the Companies Act. It is also possible for the Company to conduct the Share Exchange without obtaining the approval of a meeting of shareholders of the Target as a summary share exchange under Article 784, Paragraph 1 of the Companies Act.

[Translation]

The Company plans on conducting the Share Exchange by August 2011 at the latest. It is possible there will be changes to the method and timing of making the Target a wholly-owned subsidiary of the Company depending on factors such as the shareholding after the Tender Offer, the shareholding of the shares of the Target by the shareholders of the Target other than the Company, and the timing of obtaining the acquisition approvals of share certificates after the Tender Offer.

(4) Likelihood of the Delisting of the Shares and the Reasons for that Delisting

As of the date hereof, the common stock of the Target are listed on the First Section of the Tokyo Stock Exchange Inc. (“Tokyo Stock Exchange”), but because the Company has not set a maximum limit to the number of tendered shares to be purchased in the Tender Offer, depending on the result of the Tender Offer, the shares of the Target might delisted through predetermined procedures in accordance with the delisting standards of the Tokyo Stock Exchange. In addition, even if those delisting standards are not met upon completion of the Tender Offer, the Company intends to make the Target a wholly-owned subsidiary through the Share Exchange, as described above in “(3) Policy on Matters including Organizational Restructuring after the Tender Offer (Matters concerning the so-called two-step acquisition),” and in that case, the shares of the Target will be delisted through prescribed procedures in accordance with the delisting standards of the Tokyo Stock Exchange. Trading of common stock of the Target will become unavailable on the Tokyo Stock Exchange after the delisting.

[Translation]

2. Description of the Acquisition, Etc.

(1) Description of the Target

(i)	Name	Aloka Co., Ltd.

(ii)	Location	22-1 Mure 6-chome, Mitaka-shi, Tokyo

(iii)	Representative	Minoru Yoshizumi, Representative Director and President

(iv)	Business	Manufacture and sales of medical instruments, general-purpose analysis devices, and medical analysis devices

(v)	Stated capital	64.65 billion yen (as of March 31, 2010)

(vi)	Date of Establishment	January 20, 1950

(vii)	Major shareholders and shareholding ratios (as of March 31, 2010)	Nisshinbo Holdings Inc.	14.53%
		Hitachi Medical Corporation	12.34%
		Goldman Sachs International (standing proxy: Goldman Sachs Japan Co., Ltd.)	9.59%
		Japan Radio Co., Ltd.	7.05%
		New Japan Radio Co., Ltd.	6.34%
		The Master Trust Bank of Japan, Ltd. (trust account)	4.90%
		G.A.S. (Cayman) Limited (standing proxy: Credit Suisse Securities (Japan) Limited)	3.54%
		Japan Trustee Services Bank, Ltd. (trust account)	3.52%
		J.P. Morgan Clearing Corp-Sec (standing proxy: Citibank Japan, Ltd.)	1.76%
		Aloka Group Employees’ Shareholding Association	1.46%

(viii)	Relationship between the Tender Offeror and the Target

	Capital Relationship	The Company holds 3,500,000 shares of the Target (the ratio of the number of shares held by the Company to the total number of issued shares of the Target as of the date of this Notification (28,350,400 shares) is 12.35% (rounded to the second decimal place))

	Personal Relationship	There are no personal relationships worth stating between the Company and the Target. Further, there is no particularly notable personal relationship between the relevant people and affiliates of the Company on the one hand and the relevant people and affiliates of the Target on the other hand.

	Business Relationship	The Company conducts transactions to sell products and installation work to the Target and transactions to purchase products and materials from the Target.

	Possibility of being regarding as a Related Party	The Target is not a related party of the Company. Further, no relevant person or affiliate of the Target is a related party of the Company.

[Translation]

(2) Tender Offer Period

(i)	Initial Period of the Tender Offer in the Registration

From November 9, 2010 (Tuesday) to December 27, 2010 (Monday) (both inclusive) (33 business days)

(ii)	Possibility of Extending the Above Period upon Request of the Target

Not applicable.

(3) Purchase Price of the Tender Offer

1,075 yen per share of common stock

(4) Basis of Calculation of the Purchase Price of the Tender Offer

(i)	Basis of Calculation

For reference in determining the purchase price of the Tender Offer (the “Tender Offer Price”), the Company requested that Nomura Securities Co., Ltd. (“Nomura Securities”), a financial advisor as a third-party appraiser independent from the Company and the Target, calculate the equity value of the Target. To calculate the equity value of the Target, Nomura Securities used the average market share price method, the comparable company analysis method and the discount cash flow method (the “DCF method”). The Company received the Valuation Report from Nomura Securities on November 8, 2010. (The Company did not obtain an assessment on the fairness of the valuation results of the Tender Offer Price, a so-called Fairness Opinion, from Nomura Securities.) The range of valuations per share of common stock of the Target calculated according to each method is as follows.

(a)	Average market share price method	:	474 yen to 632 yen
(b)	Comparable company analysis method	:	526 yen to 1,152 yen
(c)	DCF method	:	929 yen to 1,267 yen

[Translation]

First, under the average market share price method, Nomura Securities judged the range per share of common stock of the Target to be 474 yen to 632 yen based on 491 yen as the closing price of the common stock of the Target on the First Section of the Tokyo Stock Exchange on the record date of November 5, 2010, 632 yen as the average closing price for the most recent six months (rounded to the nearest yen, the same applies for all amounts of yen hereinafter in this section), 547 yen as the average closing after the release by the Target of the “Notification on Revisions to Performance Forecasts” on July 27, 2010, 541 yen as the average closing price for the most recent three months, 500 yen as the average closing price for the most recent month, and 474 yen as the average closing price for the most recent week.

Next, under the comparable company analysis method, Nomura Securities judged the range per share of common stock to be 526 yen to 1,152 yen, evaluating the Target’s equity value by comparing market share prices and financial indicators such as the profitability of listed companies engaged in relatively similar businesses to those of the Target.

Finally, under the DCF method, Nomura Securities judged the range per share of the Target to be 929 yen to 1,267 yen after analyzing enterprise value and equity value by discounting free cash flows that the Target is expected to generate in the future by a certain discount rate to arrive at the net present value. That analysis was based on the Target’s estimated future profits from the fiscal year ending March 31, 2011 and later, taking into consideration the Target’s business plans, interviews with management of the Target, recent business performance, publicly available information and other contributing factors.

The Company took into account the valuation results received from Nomura Securities using each method in its Valuation Report as reference and comprehensively considered factors such as examples of premiums added at the time of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of the Target would accept the Tender Offer; market share price movements of the Target’s shares; and the expected number of subscriptions to the Tender Offer. Furthermore, taking into account the results of consultations and negotiations with the Target, the final Tender Offer Price was determined at 1,075 yen at the meeting of the Board of Directors of the Company held on November 8, 2010. The Tender Offer Price per share of 1,075 yen per share represents a premium of 118.9% (rounded to the second decimal place, the same applies for all percentages hereinafter in this section) on the closing price of 491 yen of common stock of the Target on the First Section of the Tokyo Stock Exchange on November 5, 2010, which is the business day immediately preceding the date of public notice of the Tender Offer. It also represents a premium of 115.0% of the simple average of 500 yen of the closing share prices of common stock of the Target for the past one month (October 6, 2010 to November 5, 2010), 98.7% of the simple average of 541 yen of the closing share prices of common stock of the Target for the past three months (August 6, 2010 to November 5, 2010), and 70.1% of the simple average of 632 yen of the closing share prices of common stock of the Target for the past six months (May 6, 2010 to November 5, 2010).

[Translation]

(ii)	Background of the Valuation

Even in the 21st century, the global medical equipment industry is seeing steady growth and it is expected to continue to expand in the future. Therefore, in recent years, overseas competitors of the Company that are global general medical equipment manufacturers have expanded their operations through mergers and acquisitions, and competition among companies is extremely intense, and other manufacturers, including the Company and the Target, have found themselves in an increasingly difficult environment.

Given those trends in the global medical equipment industry, the Company and the Target executed a business alliance and capital alliance agreement in April 2006. In the business alliance, the companies reciprocally provided diagnostic ultrasound device probes and conducted joint development and reciprocally provided technology for next-generation diagnostic ultrasound devices, and in the capital alliance, the Target disposed of 3.5 million of its own shares, and the Company purchased those shares.

[Translation]

During the four years since the establishment of that business alliance, the companies have been able to steadily achieve results such as shorter development periods, reduced development costs, and the reciprocal provision of parts and functions including the provision of application software with special features.

In light of the results of that business alliance, in around April 2010, the Company and the Target had numerous discussions and deliberations on measures for the purpose of further increasing the corporate value of both companies. As a result, the Company and the Target came to a conclusion that conducting a merger and acquisition in which the Target would become a wholly-owned subsidiary of the Company and managing both companies as a single entity would be extremely beneficial to achieving synergy between the diagnostic ultrasound device businesses of both companies and the other businesses of the Target and increasing the corporate value of the Company and the Target, so the Company decided to conduct the Tender Offer and determined the Tender Offer Price based on the following background.

i.	Name of the Third Party from Which the Company Obtained Valuations

In determining the Tender Offer Price, the Company requested Nomura Securities as a financial adviser which is a third-party appraiser independent from the Company and the Target, calculate the equity value of the Target. The Company received the Valuation Report on the equity value of the Target from Nomura Securities on November 8, 2010. (The Company did not obtain an opinion on the fairness of the Tender Offer Price, a so-called Fairness Opinion, from Nomura Securities.)

ii.	Outline of the Valuation Report

To calculate the equity value of the Target, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. The range of valuations per share of common stock of the Target calculated according to each method is as follows.

(a)	Average market share price method	:	474 yen to 632 yen
(b)	Comparable company analysis method	:	526 yen to 1,152 yen
(c)	DCF method	:	929 yen to 1,267 yen

[Translation]

iii.	Process for Determining the Tender Offer Price Based on the Valuation Report

The Company took into account the valuation results received from Nomura Securities using each method in its Valuation Report as reference and comprehensively considered factors such as examples of premiums added at the time of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of the Target would accept the Tender Offer; share price movements of the Target’s shares; and the expected number of subscriptions to the Tender Offer. Furthermore, taking into account the results of consultations and negotiations with the Target, the final Tender Offer Price was determined at 1,075 yen at the meeting of the Board of Directors of the Company held on November 8, 2010.

On the other hand, the Target requested Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”), which is a third party institution that is independent of the Company and the Target and is not a related party of the Target (with the meaning defined in Article 8, Paragraph 17 of the Regulation for Terminology, Forms and Preparation of Financial Statements; hereinafter the same) to calculate the equity value of the Target. Upon receiving a valuation report on the share price of the Target from Mitsubishi UFJ Morgan Stanley Securities, that valuation report was used by the Target as underlying data in determining the fairness of the Tender Offer Price presented by the Company. According to the Target, Mitsubishi UFJ Morgan Stanley Securities used the market share price method, the comparable company analysis method and the DCF method, and the range of valuations per share of common stock of the Target calculated according to each method is as follows.

(a)	Market share price method	:	506 yen to 635 yen
(b)	Comparable company analysis method	:	704 yen to 860 yen
(c)	DCF method	:	936 yen to 1,097 yen

[Translation]

Under the market share price method, the share price per share of common stock of the Target was judged to be 506 yen to 635 yen based on 635 yen as the average closing price for the most recent six months, 550 yen as the average closing after the release by the Target of the “Notification on Revisions to Performance Forecasts” on July 27, 2010, 547 yen as the average closing price for the most recent three months, 506 yen as the average closing price for the most recent month, 473 yen as the average closing for the most recent week, and 464 yen as the closing price as of the record date of the common stock of the Target on the First Section of the Tokyo Stock Exchange where the record date is November 1, 2010.

The comparable company analysis method is a method that evaluates the Target’s equity value by comparing market share prices and financial indicators such as the profitability of listed companies engaged in relatively similar businesses to those of the Target, and under that method the share price per share of common stock of the Target was judged to be 704 yen to 860 yen.

The DCF method, is a method that analyzes the enterprise value and equity value of the Target by discounting free cash flows that the Target is expected to generate in the future by discounting to present value, using a certain discount rate (such as capital cost of the Target) based on earnings and investment plans in the Target’s business plans, publicly available information and other contributing factors, and under that method the share price per share of common stock of the Target was judged to be 936 yen to 1,097 yen. No significant increase or decrease in profits is forecast in the business plan of the Target. (The Target did not obtain an assessment on the fairness of the valuation results of the Tender Offer Price (Fairness Opinion) from Mitsubishi UFJ Morgan Stanley Securities.)

According to the “Notice of Tender Offer of the Shares of the Company being Conducted by Hitachi Medical Corporation and Announcement of Opinion Recommending the Shareholders to Tender Their Shares” (the “Target Press Release”) released by the Target on November 8, 2010, after taking into account the valuation results received from Mitsubishi UFJ Morgan Stanley Securities and carefully considering the reasonableness of the Tender Offer Price and other terms and conditions of the Tender Offer from the perspective of financial conditions of the Target and the Company and business synergy and fairness among the shareholders of both companies, at the meeting of the board of directors of the Target held on November 8, 2010, the Target determined that the Tender Offer would contribute to the improvement of the corporate value and provide all of the shareholders of the Target with an opportunity to sell the shares of the Target at a reasonable price and passed a resolution to express an opinion in support of the Tender Offer and recommend that the shareholders of the Target tender in the Tender Offer the shares of the Target they hold.

[Translation]

Because Mr. Takashi Iwashita, who is an outside director of the Target, also serves as a director of Nisshinbo Holdings Inc., which is a shareholder of the Target, from the perspective of avoiding any suspicion of a conflict of interest, he has not taken part in any deliberations or resolutions with respect to the Tender Offer. Further, because Mr. Yorihisa Suwa, Mr. Kazuo Hirata, and Mr. Tsugio Furuhata, each of whom are outside company auditors of the Target, also respectively serve as directors of Japan Radio Co., Ltd., New Japan Radio Co., Ltd., and Ueda Japan Radio Co, Ltd., the majority of whose voting rights are held by Nisshinbo Holdings Inc., each of which are shareholders of the Target, from the perspective of avoiding any suspicion of a conflict of interest, they did not attend any meeting of the board of directors that deliberated on issues relating to the Tender Offer.

Also, according to the Target Press Release, when the Target conducted deliberations and made a decision at the meeting of its board of directors, South Toranomon Law Offices was appointed as a legal advisor who is independent from the Company and the Target, and it provided legal advice to the board of directors of the Target on matters such as the method and process of the decision making of the board of directors including procedures for the Tender Offer.

(iii)	Relationship with Appraiser

Nomura Securities, which is the Company’s financial advisor (appraiser), does not have any material interest with respect to the Tender Offer.

[Translation]

(5) Number of Shares to Be Purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
23,855,900 shares	— shares	— shares

Notes:	1.	No maximum or minimum number of shares to be purchased has been set in the Tender Offer, so the Company will purchase all of the tendered shares. The number of shares to be purchased is as set out in the number of shares to be purchased and is the number of issued and outstanding shares as of June 30, 2010 (28,350,400 shares) set out in the First Quarterly Report of the 87th term filed by the Target on August 13, 2010 less the number of shares held by the Tender Offeror (3,500,000 shares) and the treasury shares held by the Target (994,500 shares).
	2.	Shares less than one unit are also eligible for the Tender Offer. In addition, the Target might purchase its own shares during the Tender Offer Period, pursuant to applicable ordinances, if shareholders holding shares less than one unit exercise their right to request the purchase of their shares in accordance with laws and ordinances.
	3.	The Company does not intend to acquire treasury stock held by the Target through the Tender Offer.

[Translation]

(6) Changes in Shareholding due to the Purchase

Number of voting rights represented by shares held by the Tender Offeror before the Purchase	35,000 shares	(shareholding ratio of 12.79% before the Purchase)

Number of voting rights represented by shares held by Special Related Parties before the Purchase	–	(shareholding ratio of –% before the Purchase)

Number of voting rights represented by shares to be purchased	238,559 shares	(shareholding ratio of 100.00% after the Purchase)

Total number of voting rights held by all of the shareholders of the Target	273,539 shares

Notes:	1.	The “Number of voting rights represented by shares to be purchased” indicates the number of voting rights represented by the number of shares to be purchased (23,855,900 shares) in the Tender Offer.
	2.	The “Total number of voting rights held by all of the shareholders of the Target” (100 shares represent the number of shares per unit) indicates the number of voting rights of all the shareholders of the Target as of June 30, 2010, which is stated in the First Quarterly Report of the 87th term filed by the Target on August 13, 2010. Because shares less than one unit are also eligible for the Tender Offer, the number of voting rights represented by shares less than one unit (20 voting rights represented by 2,000 shares of shares less than one unit as of June 30, 2010 set out in the above quarterly report) will be added in the calculation of the “Shareholding before the Purchase” and the “Shareholding after the Purchase,” and the “Total number of voting rights held by all of the shareholders of the Target” will be calculated as 273,559 voting rights.
	3.	The figures in the “Shareholdings before the Purchase” and the “Shareholdings after the Purchase” were rounded off to two decimal places.

(7) Tender offer cost 256,450,000 yen

Note:	1.	The tender offer cost is the product of the number of shares to be purchased (23,855,900 shares) and the Tender Offer Price per share (1,075 yen).

(8) Method of Settlement

(i)	Name and Location of Head Office of Financial Instruments Business Operator or Banks, etc., in Charge of Settlement of the Tender Offer

Nomura Securities Co., Ltd. 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

[Translation]

(ii)	Commencement Date of Settlement

January 5, 2011 (Wednesday)

(iii)	Method of Settlement

Notice of any purchase through the Tender Offer will be sent without delay after the expiration of the Tender Offer Period to the address of the Tendering Shareholder (in the case of a Non-Japanese Shareholder, to its standing proxy) (excluding where the shares have been tendered through Nomura Joy, which is a specialized internet service of the Tender Offer Agent). If the shares have been tendered through Nomura Joy, the notice will be delivered using the method described on Nomura Joy’s website (https://www.nomurajoy.jp/).

Purchases will be made in cash. Proceeds for shares purchased through the Tender Offer may be made by a method specified by the Tendering Shareholder such as remittance (fees might be incurred for remitting payment).

(iv)	Method of Return of Shares

In the event that the Tender Offeror does not purchase all of the tendered shares in accordance with the conditions described in “(ii) Conditions of Withdrawal of Tender Offer, Details thereof and Method of Disclosing the Withdrawal” in “(9) Other Conditions and Methods of the Tender Offer” below, the Company will return the shares by restoring the record to the status immediately before the shares were tendered promptly after the commencement date of settlement (if the Tender Offer is withdrawn, the date of withdrawal) (if shares are to be transferred to an account of a Tendering Shareholder at a Financial Instruments Business Operator, please provide instructions to that effect).

(9) Other Conditions and Methods of the Tender Offer

(i)	Conditions and Details in Each Item of Article 27-13, Paragraph 4 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as revised, the “Act”)

As the maximum and minimum shares to be purchased through the Tender Offer have not been set, the Tender Offeror will purchase all of the tendered shares.

[Translation]

(ii)	Conditions of Withdrawal of the Tender Offer, Details thereof and Method of Disclosing the Withdrawal

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Item 1, Subitems 1 through 9 and 12 through 18, Item 3, Subitems 1 through 8, Item 4, and Article 14, Paragraph 2, Items 3 through 6 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as revised, the “Order”) (if before the day immediately preceding the expiration of the Tender Offer Period (including if that period has been extended) (i) the waiting period has not expired under the Act against Restraints of Competition and the separate approval has not been obtained from German Cartel Office or (ii) if the waiting period has not expired under the Austrian Cartel Act and no request waiver has been obtained from Austrian authorities), the Tender Offeror may withdraw the Tender Offer.

If the Tender Offeror decides to withdraw the Tender Offer, the Tender Offeror will make a public notice electronically and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the final day of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of the Cabinet Office Ordinance on Disclosure of Takeover Bids of Shares, etc. Conducted by Those Other than the Issuer (Ordinance of the Ministry of Finance No. 38 of 1990, as revised, the “Cabinet Office Ordinance”) and thereafter give public notice without delay.

(iii)	Conditions for Reducing the Tender Offer Price, Details thereof and Method of Disclosing the Reduction

If the Target conducts any act provided for in Article 13, Paragraph 1 of the Order during the Tender Offer Period in accordance with the provisions of Article 27-6, Paragraph I, Item 1 of the Act, the Tender Offer Price may be reduced in accordance with the provisions of Article 19, Paragraph 1 of the Cabinet Office Ordinance. If the Tender Offeror decides to reduce the Tender Offer Price, the Tender Offeror will make a public notice electronically and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the final day of the Tender Offer Period, the Company will make an announcement as provided for in Article 20 of the Cabinet Office Ordinance and thereafter give public notice without delay. If the Tender Offer Price is reduced, the shares tendered before the public notice will also be purchased at the reduced Tender Offer Price.

[Translation]

(iv)	Matters concerning Tendering Shareholders’ Rights to Cancel Agreements

Any Tendering Shareholder may cancel any agreement relating to the Tender Offer at any time during the tender offer period. If a Tendering Shareholder cancels an agreement, it must deliver or send a document stating that it wishes to cancel the agreement pertaining to the Tender Offer (“Cancellation Statement”) along with the tender offer application acceptance receipt to the head office or the branch office in Japan of the Tender Offer Agent (excluding Nomura Joy, which is a specialized internet service of the Tender Offer Agent) that accepted the application, by 3:30 p.m. on the last day of the Tender Offer Period. However, the Cancellation Statement sent by the Tendering Shareholder must reach that office by no later than 3:30 p.m. on the last day of the Tender Offer Period. If any Tendering Shareholder intends to cancel an agreement that was tendered through Nomura Joy, it must complete the cancellation procedures by 3:30 p.m. on the last day of the Tender Offer Period in accordance with the instructions on the Nomura Joy website (https://www.nomurajoy.jp/).

Agent with the authority to receive Cancellation Statements:

Nomura Securities Co., Ltd. 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo
(any other branch office of Nomura Securities Co., Ltd. in Japan)

The Tender Offeror will not make any claim for damages or the payment of a penalty to a Tendering Shareholder if that Tendering Shareholder cancels an agreement. In addition, the Tender Offeror will bear the costs of returning tendered shares.

(v)	Method of Disclosure if Conditions, etc., of the Tender Offer are Changed

If the Tender Offeror decides to change the Tender Offer conditions, etc., the Tender Offeror will make a public notice electronically and publish a notice in the Nihon Keizai Shimbun detailing those changes. Provided, however, that it is difficult to make such a public notice by the final day of the Tender Offer Period, the Company will make an announcement as provided for in Article 20 of the Cabinet Office Ordinance and thereafter give public notice without delay. If the Tender Offer conditions, etc., are changed, any shares that were tendered before the public notice will also be purchased under the amended conditions.

[Translation]

(vi)	Method of Disclosure When Submitting an Amendment Statement

If an Amendment Statement is filed with the Kanto Local Finance Bureau in Japan, the Tender Offeror will immediately announce the details set out in that Amendment Statement that relate to the contents of the public notice of the commencement of the Tender Offer, by the method prescribed by Article 20 of the Cabinet Office Ordinance. The Tender Offeror will also immediately change the Tender Offer Explanatory Statement and deliver the amended document to the Tendering Shareholders who have already received the Tender Offer Explanatory Statement. However, if the changes are only minor in nature, the Tender Offeror will prepare a document stating the reasons for such amendments, the items that have been amended and the amended contents, and deliver that document to the Tendering Shareholders.

(vii)	Method of Disclosing Tender Offer Results

The Tender Offeror will publicly announce the results of the Tender Offer the day after the last day of the Tender Offer Period, in accordance with the provisions of Article 9-4 of the Order and of Article 30-2 of the Cabinet Office Ordinance.

(10) Date of Public Notice of Commencement of the Tender Offer

November 9, 2010 (Tuesday)

(11) Tender Offer Agent

Nomura Securities Co., Ltd. 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

3. Policy after the Tender Offer and Future Outlook

(1) Policy after the Tender Offer

See “1 Purpose of the Acquisition, Etc.” for the policy after the Tender Offer.

(2) Outlook of Effect on Future Business Performance

The effect of the Tender Offer on the performance of the Company Group will be reported once it has been determined.

[Translation]

4. Other Matters

(1) Agreements between the Tender Offeror and the Target or its Officers, as well as the Content thereof

The Company and the Target executed a business alliance and capital alliance agreement in April 2006. In the business alliance, the companies reciprocally provided diagnostic ultrasound device probes and conducted joint development and reciprocally provided technology for next-generation diagnostic ultrasound devices, and in the capital alliance, the Target disposed of 3.5 million of its own shares, and the Company purchased those shares.

According to the “Notice of Tender Offer of the Shares of the Company being Conducted by Hitachi Medical Corporation and Announcement of Opinion Recommending the Shareholders to Tender Their Shares” released by the Target on November 8, 2010, at the meeting of the board of directors of the Target held on November 8, 2010, the Target determined that the Tender Offer would contribute to the improvement of the corporate value and provide all of the shareholders of the Target with an opportunity to sell the shares of the Target at a reasonable price and passed a resolution to express an opinion in support of the Tender Offer and recommend that the shareholders of the Target tender in the Tender Offer the shares of the Target they hold.

The Company and the Target executed a capital alliance agreement on November 8, 2010. In that agreement, the companies agreed that for a period of five years after the successful completion of the Tender Offer (i) a majority of the directors of the Target will be individuals with at least five years of working experience at the Target and (ii) the trade name of the Target will include the word “Aloka” ((i) above does not guarantee that those directors will be in a position of directors of the Target who participated in the resolution for the execution of that agreement, and none of those directors are a special interested person).

[Translation]

(2) Other Information Necessary for Investors to Decide whether to Tender Their Shares in the Tender Offer

The Target will release the “Notification on Changes to Performance Forecasts and Actual Settlement of Accounts for the Second Quarter of the Period ending March 2011, Recording of Exchange Losses and Revisions to the Forecast of the Consolidated Results for the Fiscal Year ending March 2011” and the “Summary of Consolidated Financial Statements for the Second Quarter of the Period ending March 2011” on November 8, 2010. Overviews of the performance forecast revisions and the recording of exchange losses and the summary of consolidated financial statements of the Target based on those announcements are as follows. It should be noted that the contents of those announcements have not been audited by an auditing firm under the provisions of Article 193-2, Paragraph 1 of the Act. The overviews of the contents of those announcements are partial excerpts of contents that have been announced by the Target, and the Company is not in a position to independently verify, and has not actually verified, the accuracy and credibility of those announcements. See the contents of those announcements of the Target for details. The Target plans to file the Second Quarterly Report of the 87th term during the Tender Offer Period.

i.	Overviews of the changes to performance forecasts and actual settlement of accounts for the second quarter of the period ending March 2011, the appropriation for exchange loss and the revisions to the forecast of the consolidated results for the fiscal year ending March 2011

Changes to the (Cumulative) Consolidated Performance Forecasts for the Second Quarter

(i)	(April 1, 2010 to September 30, 2010)

	Net sales	Operating income	Ordinary income	Quarterly net income	Net income per share
Previous forecast (A)	million yen 20,000	million yen (100)	million yen (1,000)	million yen (800)	yen, rounded to the second decimal place (29.24)
Revised forecast (B)	19,687	(282)	(1,240)	(864)	(31.60)
Change (B – A)	(312)	(182)	(240)	(64)	—
Variance (%)	(1.6)	—	—	—	—
(Reference) Results for second quarter of the previous year (i.e., second quarter of year ended March 2010)	18,186	(985)	(1,252)	(1,099)	(40.19)

The Target has incurred the exchange losses of million yen 912 resulting from the yen’s steep appreciation.

[Translation]

Revisions to the Forecast of the Consolidated Results for the Fiscal Year ending March 2011

(ii)	(April 1, 2010 to March 31, 2011)

	Net sales	Operating income	Ordinary income	Current net income	Current net income per share
Previous forecast (A)	million yen 47,000	million yen 2,600	million yen 2,500	million yen 1,000	yen, rounded to the second decimal place 36.56
Revised forecast (B)	45,000	2,000	1,000	200	7.31
Change (B – A)	(2,000)	(600)	(1,500)	(800)	—
Variance (%)	(4.3)	(23.1)	(60.0)	(80.0)	—
(Reference) Results for the previous year (i.e., fiscal year ended March 2010)	45,811	2,451	2,004	662	24.21

ii.	Summary of Financial Statements for the Second Quarter of the Period ending March 2011

[Translation]

(i)	Profits and Losses (consolidated)

Fiscal period	Period ending March 2011 (Second Quarter of the 87th Term)
Net sales	19,697,000,000 yen
Cost of sales	11,846,000,000 yen
Selling, general and administrative expenses	8,123,000,000 yen
Non-operating income	40,000,000 yen
Non-operating expenses	999,000,000 yen
Quarterly net income (loss)	(864,000,000 yen	)

(ii)	Per Share Information (consolidated)

Fiscal period	Period ending March 2011 (Second Quarter of the 87th Term)
Net income (loss) per share	(31.60 yen	)
Dividend per share	8.00 yen
Net assets per share	1,476.95 yen

Further, according to the “Notification regarding Surplus Dividends” released by the Target on November 8, 2010, the Target passed a resolution for the non-payment of final dividends for the period ending March 2011 (April 1, 2010 to March 31, 2011) if the Target established the Tender Offer and on the condition that the date on which the Target is made a wholly-owned subsidiary by the Company, which is expected to take place after that establishment, is a date that is on or after April 1, 2011. The Target passed the above resolution because if the date on which the Target is made a wholly-owned subsidiary by the Company is a date that is on or after April 1, 2011, and if the final dividends will be paid to shareholders that are registered as of the record date, March 31, 2011, then it is possible there will be a difference in the economic impact on the shareholders that tendered their shares and the shareholders that did not tender their shares in the Tender Offer.

-End-

[Translation]

Insider Trading Regulations

Please fully note that individuals with access to the information contained in this Press Release might be prohibited from purchasing or otherwise trading shares, etc. of Aloka Co., Ltd. until 12 hours have passed from the release of this Press Release (time during afternoon of November 8, 2010 announced on the company announcements disclosure service of the Tokyo Stock Exchange) because they are primary information recipients in connection with insider trading regulations under Article 167, Paragraph 3 of the Financial Instruments and Exchange Act and Article 30 of the Order for Enforcement of the Financial Instruments and Exchange Act. Please note that the Company will not be liable in any way for any criminal, civil, or administrative liability that arises out of the Tender Offer.

Solicitation Regulations

The purpose of this Press Release is to publicly announce the Tender Offer and this Press Release has not been prepared for the purpose of soliciting sales. If you offer to sell your shares, please make that offer at your own judgment after reading the Tender Offer Explanatory Statement regarding the Tender Offer. This Press Release does not constitute a solicitation for offers to sell or purchase securities or any partial solicitation, and this Press Release (or any part of this Press Release) or the fact that this Press Release has been distributed is not grounds for any contract pertaining to the Tender Offer, and this Press Release may not be relied upon when executing any contract.

Future Outlook

This Press Release describes the outlook of business development if the shares of Aloka Co., Ltd. are acquired based on the views of the management of the Company. The actual results might significantly diverge from that outlook due to a number of factors.

Other Countries

The announcement, release, and distribution of this Press Release might be restricted under law in some countries or regions. In that case, please note and comply with those restrictions. The announcement, release, and distribution of this Press Release is to be considered the distribution of materials as only information, not the solicitation for offers to purchase or sell shares with respect to the Tender Offer.